Play on with Points.com: SUBA Games’ community can now track and exchange virtual currency via the world’s leading loyalty rewards management platform

TORONTO (June 14, 2012) – Points.com, the world’s leading management platform for loyalty reward programs, today announced that it has teamed up with Wicked Interactive to bring online gamers a more flexible way to make the most of their SUBA Points at www.Subagames.com.

By joining Points.com, SUBA Games’ members will be able to exchange other reward points for more SUBA Points via a convenient, easy-to-use online platform. On www.Points.com, users can also track and manage their SUBA Points alongside all of their loyalty programs – from frequent flyer miles to hotel points to retail rewards – using an accessible, consumer-focused hub.

“This partnership with Wicked Interactive is an exciting first step into the world of virtual currency and massively multiplayer online (MMO) games for us,” said Rob MacLean, CEO of Points.com. “Trends have shown that the online economy is only growing; people want a way to get more value out of their virtual currency. Points.com is thrilled to be able to offer SUBA Games’ members a way to maximize their SUBA points.”

In partnering with Points.com, Wicked Interactive joins a growing list of more than 40 loyalty programs – including American Airlines AAdvantage®, Intercontinental Hotels Group’s Priority Club® Rewards and Best Buy Reward Zone® – that offer its members greater flexibility by making it easier for consumers to make the most of their loyalty program rewards.

“Offering our gamers more choice when it comes to how they play is important to us,” said Sam Ho, Director of Wicked Interactive. “We’ve built a highly engaged online community, and we’re always looking for ways to improve play – whether through new titles or more streamlined service. In teaming up with Points.com, we believe we’re doing just that.”

Through SUBA Games (www.subagames.com), Wicked Interactive provides a library of free-to-download and free-to-play MMO games. The site’s users enjoy a unified login and a unified currency across all SUBA properties, in addition to a friendly and active community space. SUBA Points give members the ability to purchase items for use in a number of games, including such popular titles as Ace Online,

Mission Against Terror, Priston Tale, Bounty Hounds, DDTank and Fragoria.

Points.com works in partnership with all loyalty and reward programs active on the site, and all transactions are fully approved by program operators. For more information, follow Points.com on Twitter, Facebook or via Points’ blog.

About Points International Ltd.

Points International Ltd. (TSX: PTS; Nasdaq: PCOM), is the owner and operator of Points.com, the global leader in reward currency management providing multiple eCommerce and technology solutions to the world's top loyalty brands. Points.com also manages the largest consumer rewards management platform, allowing more than 3 million users to trade, track, exchange, and redeem their loyalty points, miles, and rewards. Recently, Points International was the recipient of several prestigious awards; the Company was named the 5th largest Canadian software company and the 40th largest Canadian technology company by the 2012 Branham300 list as well as ranked 40th by PROFIT Magazine’s top 200 Canadian companies by five-year revenue growth for 2012.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 40 partners worldwide. Further, Points.com’s SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

For more information on Points.com, visit www.pointsinternational.com, follow us on Twitter (@pointsadvisor), fan us on Facebook (www.facebook.com/pointsfans) or read our blog (http://blog.points.com).

About Wicked Interactive Ltd.

Wicked Interactive Ltd. is a video game publisher, founded in 2008, and based in Toronto, Canada -- the tech capital of Ontario. Through its SUBA Games platform, Wicked Interactive plans to create a centralized destination where North American gamers can access a range of Massively Multiplayer Online (MMO) game experiences. The Wicked Interactive Mission is to provide an exciting and robust MMO game experience that is free and enjoyable to everyone. For more info, visit: http://www.wickedinteractiveltd.com.

About SUBA Games

SUBA Games is Wicked Interactive’ s online gaming portal. Through SUBA Games, Wicked Interactive provides a library of free-to-download and free-to-play massively multiplayer online games. SUBA Games users enjoy a unified login and a unified currency across all SUBA properties, in addition to a friendly and active community space with unparalleled customer communication and support. For more info, visit: www.subagames.com.

For more information, please contact:

Investor relations:
Laura Foster / Kimberly Esterkin
Addo Communications
310-829-5400
lauraf@addocommunications.com
kimberlye@addocommunications.com

Business inquiries:
Martin Tongue
Senior Vice President, Business Development
Points International
416-596-6363
martin.tongue@points.com

Media inquiries:
Kent Carter
High Road Communications
416-644-2288
kent.carter@highroad.com